Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith

Incorporated

As representatives of the several Underwriters named in
Schedule A to the Underwriting Agreement

c/o Deutsche Bank Securities Inc.
60 Wall Street, 4th Floor, New York, New York 10005

c/o Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park, New York, New York 10036

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Suzanne Hayes / Alexandra M. Ledbetter

Christine Torney / James Rosenberg

March 16, 2016

Re:                             Hutchison China MediTech Limited (the “Company”)

Registration Statement on Form F-1 (Registration File No. 333-207447)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:45 p.m. Eastern Daylight Time on March 16, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated March 4, 2016, through the date hereof:

Preliminary Prospectus dated March 4, 2016:

634 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page follows]

Very truly yours,

As Representatives of the several Underwriters

Deutsche Bank Securities Inc.

By:	/s/ John Reed
	Name:	John Reed
	Title:	Managing Director

By:	/s/Isobel van Daesdonk
	Name:	Isobel van Daesdonk
	Title:	Managing Director

Merill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Edmond Tin
	Name:	Edmond Tin
	Title:	Director